January 8, 2025

Naveen Chopra
President and Chief Financial Officer
New Pluto Global, Inc.
c/o Paramount Global
1515 Broadway
New York, New York 10036

        Re: New Pluto Global, Inc.
            Amendment No. 1 to Registration Statement on Form S-4
            Filed December 17, 2024
            File No. 333-282985
Dear Naveen Chopra:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 4, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-4
Cover Page

1. Please disclose the ownership levels and voting interests of each of the NAI Equity
       Investors prior to and after the transactions.
Risk Factors
Executive officers, directors and affiliates of Paramount and Skydance may have interests..., page 54

2. We note your response to prior comment 3. Please expand your risk factor disclosure to discuss the risks resulting from the Paramount directors and officers' interests in the transactions.
 January 8, 2025
Page 2

The Transactions
Background of the Transactions, page 98

3. Please expand your disclosure to discuss the change in composition of leadership, including officers and directors of Paramount Global and individuals serving on the
       Special Committee, over the course of negotiating the transactions and leading up to finalizing the Transaction Agreement.
Key Performance Indicators/Non-GAAP Measures, page 228

4. We note your response to prior comment 8. Please disclose in greater detail the nature of the $41.8 million in legal and other professional fees and tell us how you determined their inclusion in the reconciliation of the non-GAAP performance measures is appropriate.
Results of Operations
Nine Months Ended September 30, 2024, Compared to Nine Months Ended September
30,
2023, page 234

5. We note that revenues decreased during the nine months ended September 30, 2024, compared to the prior period due to "timing of film and television availabilities."
       Please revise to clarify how the timing and availability of films and television programs decreased revenues by 20% during the nine months ended September 30, 2024.
New Paramount Unaudited Pro Forma Condensed Combined Financial Statements, page 242

6. We note your response to prior comment 15. Please expand footnote 3(i) to explain the nature and terms of the third-party transaction that determined the noncontrolling interests at fair value.
Interests of Affiliates in the Transactions
Membership of the New Paramount Board of Directors, page 280

7. We note your disclosure that each of Ms. Redstone and/or Tyler Korff have the right to request to be designated to the New Paramount Board at the Closing. Please highlight the mother-son relationship between Shari Redstone and Tyler Korff throughout the registration statement.
General

8. We note your disclosure that the completion of the Transactions and of the NAI
       Transactions are conditioned on clearance or approval by the Federal Communications Commission (FCC). Please disclose the foreign ownership
and
       voting interests in Paramount Global, Skydance, and New Paramount. Also include disclosure about whether the Transactions and the NAI Transactions are expected to be cleared and approved by the FCC and any related risks.
 January 8, 2025
Page 3

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-
3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Hui Lin, Esq.